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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                          HITOX CORPORATION OF AMERICA
                                (Name of Issuer)

                     Common Stock, Par Value $.25 Per Share
                         (Title of Class of Securities)

                                   433658 101
                                 (CUSIP Number)

                                February 14, 2000
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 433658 101

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(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

            The Clark Estates, Inc.
            13-5524538
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(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) / /
            (b) /x/
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(3)      SEC Use Only


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(4)      Citizenship or Place of Organization

            New York
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                      (5)   Sole Voting Power
    Number of
                            -0-
                      ----------------------------------------------------------
     Shares           (6)   Shared Voting Power
  Beneficially              1,135,780
                      ----------------------------------------------------------
    Owned by          (7)   Sole Dispositive Power
      Each
                            -0-
                      ----------------------------------------------------------
    Reporting         (8)   Shared Dispositive Power
   Person With              1,135,780

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(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

            1,135,780
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(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)

            / /

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(11)     Percent of Class Represented by Amount in Row 9

            23.8%
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(12)     Type of Reporting Person (See Instructions)

            CO
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ITEM 1(a).        NAME OF ISSUER

                           Hitox Corporation of America ("Issuer")

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           722 Burleson Street
                           Corpus Christi, Texas  78402

ITEM 2(a).        NAME OF PERSON FILING

                           The Clark Estates, Inc. ("Reporting Person")

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                           One Rockefeller Plaza
                           31st Floor
                           New York, New York  10020

ITEM 2(c).        CITIZENSHIP

                           New York

ITEM 2(d).        TITLE OF CLASS OF SECURITIES

                           Common Stock, par value $.25 per share

ITEM 2(e).        CUSIP NUMBER

                           433658 101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                           N/A

ITEM 4.           OWNERSHIP

                  (a)      Amount beneficially owned:

                           1,135,780 (the "Shares")*

                           *This amount reflects the sale of 24,000 shares of
                  Issuer common stock by accounts for which the Reporting Person provides management and administrative services on the dates and in the amounts as follows:



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

                           Date                               No. of Shares
                           ----                               -------------
                           6/2/99                                 8,000
                           6/3/99                                 1,500
                           6/4/99                                 5,500
                           6/16/99                                1,000
                           7/30/99                                3,000
                           1/7/00                                 5,000

                  (b)      Percent of class:

                           23.8%

                  (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote

                                    -0-

                           (ii)     Shared power to vote or to direct the vote

                                    1,135,780

                           (iii) Sole power to dispose or to direct the disposition of

                                    -0-

                           (iv) Shared power to dispose or to direct the disposition of

                                    1,135,780

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Eleven persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. Two of such persons have interests exceeding five percent. Those persons are:

                                    Anne L. Peretz
                                    Jane Forbes Clark, II



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ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

                  N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  N/A

ITEM 10.          CERTIFICATION

                  N/A




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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2000
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DATE


/s/ Kevin S. Moore
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SIGNATURE



Kevin S. Moore
President
The Clark Estates, Inc.
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NAME/TITLE



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